SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 30, 2018

1. DATE, TIME AND PLACE: On April 30, 2018, at 11:00 am, at the headquarters of BRASKEM S.A. (“Company”), located at Rua Eteno, nº 1.561, Polo Petroquímico de Camaçari, in the Municipality of Camaçari, State of Bahia. 2. CALL: Call notice published pursuant to article 124 of Law 6,404/76 (“LSA”), in editions of newspapers “O Correio da Bahia”, dated as of March 30 and 31, 2018, and April 01, 2018, and “Diário Oficial do Estado da Bahia”, dated as of April 03, 04 and 05, 2018. 3. PUBLICATIONS: The following documents were published pursuant to Article 133 of the LSA: (i) Notice to Shareholders stating that the administration's report on the social business and the main administrative facts of the fiscal year ended on December 31, 2017, the financial statements accompanied by the respective explanatory notes, the opinion of the KPMG Auditores Independentes and the opinion of the Fiscal Council were made available at the Company's headquarters, as per published in the newspapers "O Correio da Bahia", in editions dated as of March 30 and 31, 2018, and April 01, 2018, and “Diário Oficial do Estado da Bahia”, dated as of April 03, 04 and 05, 2018; and (ii) the administration's report on the social business and the main administrative facts of the fiscal year ended on December 31, 2017, the financial statements accompanied by the respective explanatory notes, the opinion of the KPMG Auditores Independentes and the opinion of the Fiscal Council, related to the fiscal year ended on December 31, 2017, dated as of March 28, 2018, were published in the newspaper "O Correio da Bahia" and “Diário Oficial do Estado da Bahia” on April 5, 2018. The aforementioned documents were made available to the Company´s shareholders at the Company's headquarters and published in the electronic pages of the Comissão de Valores Mobiliários (CVM) and of the Company more than 01 (one) month in advance of the present date, according to the LSA and CVM applicable provisions. The other documents and information related to the Agenda, according to CVM Instruction No. 481, dated as of December 17, 2009, as amended ("IN CVM 481") and CVM Instruction No. 480, dated as of December 07, 2009, as amended ("IN CVM 480"), were disclosed and re-disclosed to the Company´s shareholders by through CVM´s system Empresas.Net, on March 29, April 10 and April 18, 2018, respectively. 4. PARTICIPANTS: Were present to the Annual and Extraordinary General Meeting of the Company, in its headquarters, or by the exercise of the right of remote participation, pursuant to article 121, sole paragraph, of LSA and IN CVM 481, shareholders representing 99.7% (ninety and nine point seven percent) of the voting capital of the Company, as verified: (i) by the signatures below and affixed to the "Shareholders' Attendance Book"; and (ii) by valid remote voting ballots directly received by Company, by the Central Repository of B3 S.A. – Brasil, Bolsa, Balcão, or by the bookkeeping agent of the shares issued by the Company, pursuant the terms of IN CVM 481. It was also registered the presence of shareholders representing 70.6% (seventy point six per cent) of preferred shares issued by the Company. Ms. Samara Rosa de Freitas Carvalho was also present as a representative of KPMG Auditores Independentes, independent auditor of the Company, for the purposes of article 134, §1º, of the LSA; Mr. Ismael Campos de Abreu, as member of the Fiscal Council of the Company, for the purposes of article 164 of the LSA; and Mr. Marcelo Arantes de Carvalho, representative of the Company's management, all of which are available for clarification about the subjects contained in the Agenda of the Meeting. 5. PRESIDING BOARD: Chairman: Mrs. Paula Cristina Penteado Magalhães Azevedo and Secretary: Mrs. Alessandra Ordunha Araripe, chosen as established in clause 16, §3º, of the bylaws of the Company. 6. FISCAL COUNCIL’S OPINION: The Company’s Fiscal Council, in its opinion issued on March 28, 2018, was favorable to the approval, by the Annual Meeting, of the Financial Statements, Explanatory Notes and respective Opinion of the Independent Auditors, all related to the fiscal year ended on December 31, 2017. 7. AGENDA – 7.1. ANNUAL GENERAL MEETING: (1) Review, discuss and vote on the Management Report and respective Managers’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2017, accompanied by the Independent Auditors’ Report and the Fiscal Council’s Report; (2) Resolve on the approval of the Capital Budget; (3) Examine, discuss and vote on the Administration’s Proposal for the allocation of the net profit of the fiscal year ended on December 31, 2017; (4) Resolve on the election of the members of the Company’s Board of Directors, as well as its President and Vice President, under clause 19 of the Company´s bylaws; (5) Resolve on the election of members of the Company’s Coucil Board; and (6) resolve on (i) the annual aggregate compensation of the managers and members of the Fiscal Council regarding the fiscal year to be ended on December 31, 2018; and (ii) the re-ratification of the compensation approved for the fiscal year ended on December 31, 2017; and 7.2. EXTRAORDINARY GENERAL MEETING: (1) Resolve on the amendment to clause 4 of the Company's bylaws as a result of the voluntary share conversion exercised by minority shareholders of class "B" preferred shares; (2) Resolve on the inclusion of paragraphs 1, 2 and 3 in clause 18 of the Company's bylaws, to provide for a minimum percentage of 20% of independent members of the Board of Directors; and (3) Resolve on the amendment of the bylaws for the inclusion of a Compliance chapter, providing for the creation of a statutory Compliance Committee, and the formalization of the existence of a compliance department in the Company 8. DECISIONS: Dismissed the reading of the consolidated synthetic voting map obtained by means of the remote voting ballots by all the present shareholders, which was available for consultation by the present shareholders, as per § 4º of article 21-W of IN CVM 481, through a proposal of the Chairman, it was waived, by unanimous vote of those present, the reading of the documents related to the matters of the Agenda to be discussed in this Annual and Extraordinary General Meeting, as they are fully known by the shareholders. The present shareholders also authorized, unanimously, the draft these Minutes in summary form, as well as to publish them omitting the signatures of the shareholders present herein, pursuant to article 130 of LSA. The subjects of the Agenda were submitted for discussion and voting, and the following resolutions were taken: 8.1. ANNUAL GENERAL MEETING: 8.1.1. FINANCIAL STATEMENTS AND MANAGEMENT REPORT: Approve, by unanimous voting of the shareholders of common shares, without any reservations or restrictions, recorded the abstentions, according to the voting map presented in Exhibit I hereto, with the abstention of the votes from those legally barred, the Management Report, Management Accounts, Financial Statements and related Explanatory Notes, duly accompanied the opinions issued by the independent auditors, KPMG Auditores Independentes, and by the Fiscal Council, related to the fiscal year ended on December 31, 2017. 8.1.2. CAPITAL BUDGET: Approve, by unanimous vote of the shareholders of common shares, registered the abstentions, according to the voting map presented in Exhibit I hereto, the proposal of the Company's Capital Budget for the fiscal year of 2018, with a term of 01 (one) year, in the amount of R$ 3,385,387,000.00 (three billion, three hundred and eighty-five million, three hundred and eighty-seven thousand reais). 8.1.3. DESTINATION OF THE RESULTS FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2017: Approve, by unanimous vote of the shareholders of common shares, registered the abstentions, according to the voting map presented in Exhibit I hereto, that the net profit of the Company's Financial Year for the fiscal year ended on December 31, 2017, in the amount of R$ 4,082,990,194.70 (four billion, eighty-two million, nine hundred and ninety thousand, one hundred and ninety four reais and seventy cents), has the following destination: (i) establishment of Legal Reserve, in the amount of R$ 204,149,509.73 (two hundred and four million, one hundred and forty nine thousand, five hundred and nine reais and seventy-three cents), under the terms of article 193 of LSA; (ii) establishment of Fiscal Incentive Reserve, in the amount of R$ 71,744,740.24 (seventy one million, seven hundred and forty-four thousand, seven hundred and forty reais and twenty-four cents), under the terms of article 195-A of LSA; (iii) distribution of Dividends, under the terms of clause 44, paragraph 3, of the Company's bylaws, in the total amount of R$ 2,500,000,000.00 (two billion and five hundred million reais), which corresponds to 61% of adjusted Net Profit of the Fiscal Year, corresponding to (iii.1) R$ 1,419,348,861.07 (one billion, four hundred and nineteen million, three hundred and forty-eight thousand, eight hundred and sixty-one reais and seven cents), corresponding to R$ 3.14245599021 (three reais, 14 cents and fraction) per share; (iii.2) the amount of R$ 1,080,300,523.12 (one billion, eighty million, three hundred thousand, five hundred and twenty-three reais and twelve cents), corresponding to R$ 3.14245599021 (three reais, 14 cents and fraction) per preferred class "A"; (iii.3) the amount of R$ 350,615.81 (three hundred and fifty thousand, six hundred and fifteen reais and eighty one cents), corresponding to R$ 0.60625562100 (sixty cents and fraction) per preferred share class "B"; and (iii.4) of R$ 6.28491198042 (six reais, twenty-eight cents and fraction) by "American Depositary Receipts” (ADR), being sure that: (a) "Anticipated Dividends" in the amount of R$ 1,000,000,000.00 (one billion reais) paid on December 12, 2017; and (b) "Additional Dividends", in the amount of R$ 1,500,000,000.00 (one billion and five hundred million reais), as follows: the amount of R$ 851,728,768.47 (eight hundred and fifty-one million, seven hundred and twenty-eight thousand, seven hundred and sixty-eight reais and forty-seven cents), corresponding to R$ 1.88573806195828 (one real, eighty-eight cents and fraction) per share; and the amount of R$ 648,271,231.53 (six hundred and forty-eight million, two hundred and seventy-one thousand, two hundred and thirty-one reais and fifty-three cents), corresponding to R$ 1.88573806195828 (one real, eighty-eight cents and fraction) per preferred class "A"; The payment of the additional dividends referred to in item 8.1.3.(iii.4.b) above (“Additional dividends”), will be held from May 10, 2018, on, as Notice to Shareholders that will be published on a timely manner by the Company, and the Company shares shall be traded “ex-dividendos” from May 02, 2018; and (iv) the remaining balance of the Net Profit for the Year, in the amount of R$ 1,335,388,147.00 (one billion, three hundred and thirty-five million, three hundred and eighty-eight thousand, one hundred and forty-seven reais), plus the other movements recorded directly in the Company´s net worth, in which the realization of additional indexing of fixed assets corresponds to R$ 27,809,952.35 (twenty-seven million, eight hundred and nine thousand, nine hundred and fifty-two reais and thirty-five cents) and dividends prescribed of R$ 482,249.92 (four hundred eighty two thousand, two hundred and forty-nine reais and ninety-two cents) will be transferred to the Profit Retention Reserve, based on the Capital Budget for the fiscal year of 2018, elaborated under the terms of Article 196 of LSA and approved as per described in item 8.1.2 above;

8.1.4. ELECTION OF THE MEMBERS OF THE BOARD OF DIRECTORS: (i) initially, it is important to point out that there was a for election as a result of Article 141, paragraph 4, II, of LSA, as well as of paragraph 5 of the same article, requested by shareholders Geração Futuro L. PAR Fundo de Investimento em Ações, enrolled in the CNPJ/MF under no. 08.935.128/0001-59, Mr. Hagop Guerekmezian, enrolled in the CPF/MF under no. 455.968.408-15, Mr. Hagop Guerekmezian Filho, enrolled in the CPF/MF under no. 308.324.198-42, Ms. Kathleen Nieto Guerekmezian, enrolled in the CPF/MF under no. 308.324.248-46, Ms. Regina Nieto Motta Guerekmezian, enrolled in the CPF/MF under no. 141.401.088-51, Ms. Karoline Guerekmezian, enrolled in the CPF/MF under no. 308.324.238-74, Alaska Black Master FIA – BDR Nível I, enrolled in the CNPJ/MF under No. 12.055.107/0001/16; Alaska Black Institucional FIA, enrolled in the CNPJ/MF under No. 26.673.556/0001-32 Alaska Range FIM, enrolled in the CNPJ/MF under no. 13.001.211/0001-90, and Sojitz Corporation, these requests that remained hampered once the minority shareholders for this purpose totaled, respectively, 8.5% and 9.6% of the corporate capital of the Company, not reaching the quorum required for the installation of the separate voting; and (ii) were elected and reelected, as the case may be, by unanimous vote of the shareholders of ordinary shares, registered the abstentions, according to the voting map set out in Exhibit I to these minutes, the following members and alternates for the Board of Directors of the Company, for a term of 02 (two) years, started on this date and ending at the Ordinary General Meeting that will examine the accounts of managers in the fiscal year ending on December 31, 2019, as acting members: Mr. RODRIGO JOSÉ DE PONTES SEABRA MONTEIRO SALLES, Brazilian, single, attorney, holder of Identity Card RG no. 24.799.096-6 SSP/SP, and enrolled in the CPF/MF under no. 289.381.938-96, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n. 120, 16º andar, Butantã, São Paulo/SP, CEP 05501-050; Mr. JOÃO COX NETO, Brazilian, married under the partial property ruling, economist, bearer of Identity Card RG No. 3.944.885 SSP/BA, enrolled in the CPF/MF under No. 239.577.781-15, resident and domiciled in São Paulo/SP, with business address at Rua Jacques Félix, 53 - Vila Nova Conceição, CEP 04.509-000 - São Paulo, SP; Mr. LUIZ DE MENDONÇA, Brazilian, married under the partial property ruling, industrial engineer, bearer of Identity Card RG No. 10.445.472-6 SSP/SP and enrolled in the CPF/MF under No. 063.523.448-36, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 13º andar, Butantã, São Paulo/SP, CEP 05501-050; Mr. GESNER JOSÉ DE OLIVEIRA FILHO, Brazilian, married under the partial property ruling, economist, bearer of Identity Card RG No. 6.968.227 SSP/SP and enrolled in the CPF/MF under no. 013.784.028-47, resident and domiciled in São Paulo/SP, with business address at Rua Hungria, CEP 01455-000 - São Paulo/SP; Mr. MARCELO MOSES DE OLIVEIRA LYRIO, Brazilian, divorced, economist, bearer of Identity Card RG no. 59.168.992-3 SSP/SP, enrolled in the CPF/MF under no. 746.597.157-87, resident and domiciled at Rua Haddock Lobo, 1725, Ap. 271, CEP 01414-003, in the City of São Paulo, State of São Paulo, with commercial address at Avenida Horácio Lafer, 160 - 13º andar, CEP 04538-081, in the City of São Paulo, State of São Paulo; Mr. PEDRO OLIVA MARCILIO DE SOUSA, Brazilian, single, attorney, holder of Identity Card RG no. 4.468.328-63 SSP/BA and enrolled in the CPF/MF under no. 726.224.745-04, resident and domiciled in São Paulo/SP, with business address at Av. Brigadeiro Faria Lima, 3.355, 26º andar, CEP 04538-133; Ms. CARLA GOUVEIA BARRETTO, Brazilian, married under the partial property ruling, business administrator, bearer of Identity Card RG No. 03.191.314-83 SSP/BA and enrolled in the CPF/MF under No. 617.162.195-15, resident and domiciled in the City of São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 16º andar, Butantã, CEP. 05501-050; Mr. JOÃO CARLOS TRIGO DE LOUREIRO, Brazilian, married under the universal property ruling, economist, bearer of Professional Identity Card CORECON-RJ 19.635 and enrolled in the

CPF/MF under no. 245.706.997-15, resident and domiciled in the City of Rio de Janeiro, at Av. Henrique Valadares, nº 28, 8º andar, Torre A, Centro, Rio de Janeiro/RJ – CEP: 20231-030; and Mr. ERNANI FILGUEIRAS DE CARVALHO, Brazilian, married under the universal property ruling, engineer, bearer of Identity Card RG No. 03.793.534-3, IFP/RJ, and enrolled in the CPF/MF under No. 352.749.567-34, resident and domiciled in the City of Rio de Janeiro, with address at Av. Henrique Valadares nº 28, Torre A, Centro, Rio de Janeiro/RJ, CEP 20231-030; Mr. EDSON CHIL NOBRE, Brazilian, married under the universal property ruling, engineer, bearer of Identity Card RG 33.680.778-9, issued by Detran/RJ, and enrolled in the CPF/MF under No. 163.808.519-68, resident and domiciled in the City of Rio de Janeiro, at Av. Oswaldo Cruz, 149, apto. 1005, Flamengo, Centro – Rio de Janeiro/RJ – CEP 22250-060 and Mr. MARCUS VINICIUS DE OLIVEIRA MAGALHÃES, Brazilian citizen, married under the partial property ruling, chemical engineer, bearer of Identity Card RG no. 08016527 IFPRJ and enrolled in the CPF/MF under no. 825.822.207-44, resident and domiciled at Av. Henrique Valadares nº 28, 9º andar, Torre A, Centro, Rio de Janeiro/RJ, CEP. 20231-030; and as respective alternate members: Mr. ANDRÉ AMARO DA SILVEIRA, Brazilian, married under the partial property ruling, civil engineer, bearer of Identity Card RG no. 0000453.069 SSP/DF and enrolled in the CPF/MF under No. 520.609.346-72, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 15º andar, Butantã, São Paulo/SP, CEP. 05501-050; Mr. MARCELO MANCINI STELLA, Brazilian, married under the partial property ruling, industrial engineer, bearer of Identity Card RG No. 5.004.025-X SSP/SP and enrolled in the CPF/MF under No. 110.902.258-14, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 13º andar, Butantã, São Paulo/SP, CEP. 05501-050; Mr. MAURO MOTTA FIGUEIRA, Brazilian, married under the partial property ruling, industrial engineer, bearer of Identity Card RG No. 11.335.092-2 SSP/SP and enrolled in the CPF/MF under No. 115.134.858-90, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 16º andar, Butantã, São Paulo/SP, CEP. 05501-050; Ms. TICIANA VAZ SAMPAIO MARIANETTI, Brazilian citizen, married under the partial property ruling, civil engineer, bearer of Identity Card RG No. 04.835.223-33 SSP/BA and enrolled in the CPF/MF under No. 544.408.075-34, resident and domiciled in the City of São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 16º andar, Butantã, São Paulo/SP, CEP 05501-050; Mr. JOSÉ DE FREITAS MASCARENHAS, Brazilian citizen, married under the separate property ruling, civil engineer, bearer of Identity Card RG No. 00356.697 80 SSP/BA, and enrolled in the CPF/MF under No. 000.630.535-00, resident and domiciled in Salvador/BA, with business address at Av. Luis Viana Filho, nº 2841, Paralela, Salvador/BA, CEP. 41730-900, 41.730-900; Ms. SUSAN BARRIO DE SIQUEIRA CAMPOS, Brazilian, married under the partial property ruling, attorney, bearer of Identity Card RG no. 32.374.204-x SSP/SP and enrolled in the CPF/MF under no. 283.038.528-41, resident and domiciled in the City of São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 16º andar, Butantã, São Paulo/SP, CEP 05501-050; Mr. SERGIO FRANÇA LEÃO, Brazilian, married under the universal property ruling, civil engineer, bearer of Identity Card RG no. M-11.845.144 SSP/MG and enrolled in the CPF/MF under no. 161.521.316-34, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 16º andar, Butantã, São Paulo/SP, CEP. 05501-050; Mr. PAULO CEZAR FERNANDES DA SILVA, Brazilian, single, engineer, bearer of Identity Card RG no. 05.182.114-8 IFP/RJ and enrolled in the CPF/MF under no. 773.774.277-87, resident and domiciled at Av. Henrique Valadares nº 28, 8º andar, Torre A, Centro, Rio de Janeiro/RJ, CEP. 20231-030; and Mr. ARÃO DIAS TISSER, Brazilian, single, engineer, bearer of Identity Card RG No. M-6.282.853, SSP/MG and enrolled in the CPF/MF under No. 879.023.036-15, resident and domiciled at Av. Henrique Valadares nº 28, 8º andar, Torre A, Centro, Rio de Janeiro/RJ,

CEP. 20231-030. As per clause 19 of the Company's bylaws, it was approved by a unanimous vote of the shareholders of common shares, according to the voting map presented in Exhibit I hereto, the indication to occupy the functions of Chairman and Vice-Chairman, respectively, Mr. MARCELO MOSES DE OLIVEIRA LYRIO and Mr. ERNANI FILGUEIRAS DE CARVALHO. The Board Members herein reelected and/or elected are invested in office on the date hereof and represent, for all legal purposes and under the penalty of law, pursuant to the provisions in article 37, item ii, of Law 8,934, dated as of November 18, 1994, with the wording of article 4 of Law 10,194, dated as of February 14, 2001, that they are not prevented from exercising commercial or management activities in a mercantile company by virtue of a criminal sentence, having also submitted, in order to comply with the CVM provisions Rulings Nos. 358, dated as of January 03, 2002, and Ruling 367, dated as of May 29, 2002, and with the Term of Consent of Managers to the rules contained in the Level 1 Listing Regulations of B3 S.A. – Brasil, Bolsa, Balcão, written statements, pursuant to said Rulings, which were filed at the Company’s headquarters. Due to the reelections and elections resolved upon above, the Company's Board of Directors shall have the following composition: MEMBERS: RODRIGO JOSÉ DE PONTES SEABRA MONTEIRO SALLES; JOÃO COX NETO; LUIZ DE MENDONÇA; GESNER JOSÉ DE OLIVEIRA FILHO; MARCELO MOSES DE OLIVEIRA LYRIO; PEDRO OLIVA MARCILIO DE SOUSA; CARLA GOUVEIA BARRETTO; JOÃO CARLOS TRIGO DE LOUREIRO; ERNANI FILGUEIRAS DE CARVALHO; EDSON CHIL NOBRE; and MARCUS VINICIUS DE OLIVEIRA. ALTERNATES: ANDRÉ AMARO DA SILVEIRA; MARCELO MANCINI STELLA; MAURO MOTTA FIGUEIRA; TICIANA VAZ SAMPAIO MARIANETTI; JOSÉ DE FREITAS MASCARENHAS; SUSAN BARRIO DE SIQUEIRA CAMPOS; SERGIO FRANÇA LEÃO; PAULO CEZAR FERNANDES DA SILVA; and ARÃO DIAS TISSER; 8.1.5. ELECTION OF THE MEMBERS OF THE FISCAL council: (i) in response to the previous request of shareholders representing 11.5% of the share capital of the Company, equivalent to 79,949,266 preferred shares, it was introduced the election process separately as provided for in article 161, §4º, item "a" of LSA, having the candidates previously submitted by such shareholders been changed by their legal attorney, so that they were elected, by the majority of votes of shareholders of preferred shares that participated of the separate election, registering the abstentions, according to the voting map presented in Exhibit I hereto: (i.1) Mr. MARCELO GASPARINO DA SILVA, Brazilian, married, under the ruling of total separation of property, attorney, enrolled in the CPF/MF under no. 807.383.469-34, resident and domiciled at Rua Esteves, 605, Ap. 1411, Centro, CEP 88015-130, in the City of Florianópolis, State of Santa Catarina, as titular member of the Fiscal Board; and (i.2) Mr. CHARLES RENNE LEBARBENCHON, Brazilian, widower, attorney, enrolled in the CPF/MF under no. 769.387.609-00, with business address at Avenida Prefeito Osmar Cunha, 183, Bloco B, 6º Andar, Suites 609 to 613, Ceisa Center, Centro, in the City of Florianópolis, State of Santa Catarina, as his respective alternate, appointed by shareholders Geração Futuro L. PAR Fundo de Investimento em Ações, enrolled in the CNPJ/MF under no. 08.935.128/0001-59, Mr. Hagop Guerekmezian, enrolled in the CPF/MF under no. 455.968.408-15, Mr. Hagop Guerekmezian Filho, enrolled in the CPF/MF under no. 308.324.198-42, Ms. Kathleen Nieto Guerekmezian, enrolled in the CPF/MF under no. 308.324.248-46, Ms. Regina Nieto Motta Guerekmezian, enrolled in the CPF/MF under no. 141.401.088-51, Ms. Karoline Guerekmezian, enrolled in the CPF/MF under no. 308.324.238-74, Alaska Black Master FIA – BDR Nível I, enrolled in the CNPJ/MF under No. 12.055.107/0001/16; Alaska Black Institucional FIA, enrolled in the CNPJ/MF under no. 26.673.556/0001-32, and Alaska Range FIM, enrolled in the CNPJ/MF under no. 13.001.211/0001-90; (ii) then, it is recorded that the legal attorney of the shareholders referred to the aforementioned item (i) immediately above also requested separate election of members of the fiscal board by minority shareholders holding shares which they represent, under the terms of art. 161, paragraph 4, "a" of LSA. However, since there is not 10% (ten per cent) or more of total shares with voting rights issued by the Company in circulation, such a request remained impaired, having been received by the Board protest as annexed to the minutes; and (iii) then were elected and reelected, as the case may be, by unanimity of the shareholders of ordinary shares, registered the abstention of the shareholder Petroleo Brasileiro S.A. – Petrobras, according to the voting map presented in Exhibit I hereto, the following members and alternates for the Company's Fiscal Council, for a term of 01 (one) year, started on this date and ending at the Annual General Meeting that will examine the accounts of managers of the fiscal year ending on December 31, 2019, as effective members: Mr. ISMAEL CAMPOS DE ABREU, Brazilian, married under the partial property ruling, accountant, bearer of Identity Card RG No. 00716820-90 SSP/BA, enrolled in the CPF/MF under No. 075.434.415-00, resident and domiciled in Salvador/BA, with business address at Al. das Catabas, no. 180, Caminho das Árvores, Salvador/BA, CEP 41.820-440; Mr. GILBERTO BRAGA, Brazilian, married under the partial property ruling, economist, bearer of Identity Card RG no. 04.722.037 DETRAN/RJ and enrolled in the CPF/MF under No. 595.468.247-04, resident and domiciled in Rio de Janeiro/RJ, with business address at Rua Uruguaiana, n. 39, 18º andar, Centro, Rio de Janeiro/RJ, CEP 20050-093; Mr. CARLOS ALBERTO RECHELO NETO, Brazilian c, married under the partial property ruling, engineer, bearer of Identity Card RG no. 23.549.068-4, SSP/SP and enrolled in the CPF/MF under no. 262.997.388-39, with business address at Avenida Henrique Valadares no. 28, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, CEP 20231-030; and Mr. CRISTIANO GADELHA VIDAL CAMPELO, Brazilian, single, attorney, bearer of Identity Card RG no. 10854676, SSP/MG and enrolled in the CPF/MF under no. 045.136.486-43, resident and domiciled at Rua Assis Bueno, n. 11, apto. 502, Botafogo, Rio de Janeiro/RJ, CEP 22280-080; and as respective alternate members: Mr. IVAN SILVA DUARTE, Brazilian, married under the partial property ruling, accountant, bearer of Identity Card RG no. 03732230 SSP/BA, enrolled in the CPF/MF under No. 611.242.065-15, resident and domiciled in Salvador/BA, with business address at Rua Waldemar Falcão, n. 870, apto. 1501, Torre "A", Horto Florestal, CEP 40295-010, Salvador/BA; Ms. TATIANA MACEDO COSTA REGO TOURINHO, Brazilian, married under the partial property ruling, administrator, bearer of Identity Card RG no. 823710327 SSP/BA and enrolled in the CPF/MF under no. 951.929.135-00, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 16º andar, Butantã, São Paulo/SP, CEP 05501-050; Mr. ALEXANDRE ANTONIO GERMANO BITTENCOURT, Brazilian, married under the partial property ruling, economist, bearer of Identity Card RGn. 09.712.804-5 - IFP/RJ, enrolled in the CPF/MF under no. 023.566.417-00, resident and domiciled in the City and State of Rio de Janeiro, with commercial address at Av. República do Chile, 65 - 13° andar, CEP: 20031-912; and Mr. BRUNO CARVALHO BARUQUI, Brazilian, married under the partial property ruling, administrator, bearer of Identity Card no. 21.140.412.80 SSP-BA and enrolled in the CPF/MF under no. 082.002.957-29, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, CEP 20031-912. The members of the Fiscal Council elected or reelected at this time are invested in their positions on the date hereof, having submitted written statements, for all purposes and effects of the provisions in article 37, item II, of Law No. 8,934, dated as of November 18, 1994, with wording given by article 4 of Law No. 10,194, dated as of February 14, 2001, that they are not prevented from exercising trade or administration of a mercantile company by virtue of a criminal sentence, having also submitted, to comply with the provisions in CVM Ruling No. 358, dated as of January 3, 2002, written statements, pursuant to said Ruling, which were filed at the Company’s headquarters. Due to the reelections and elections resolved upon above, the Fiscal Council shall have the following composition: MEMBERS: ISMAEL CAMPOS DE ABREU; GILBERTO BRAGA; CARLOS ALBERTO RECHELO NETO; CRISTIANO GADELHA VIDAL CAMPELO; e MARCELO GASPARINO DA SILVA. ALTERNATES: IVAN SILVA DUARTE; TATIANA MACEDO COSTA REGO TOURINHO; ALEXANDRE ANTONIO GERMANO BITTENCOURT; BRUNO CARVALHO BARUQUI; and CHARLES RENNE LEBARBENCHON. 8.1.6. GLOBAL ANNUAL COMPENSATION OF THE DIRECTORS AND MEMBERS OF THE FISCAL COUNCIL: it was approved by unanimous vote of the shareholders present, holders of common shares, registered the abstentions, according to the voting map presented in Exhibit I hereto, the total amount of R$ 72,510,691.61 (seventy-two million, five hundred and ten thousand, six hundred and ninety-one reais and sixty-one cents) for the fiscal year of 2018 concerning the overall compensation of Directors, and such a value includes fixed and variable fees and respective social charges acknowledged in the Company's statements and benefits applicable, and such a compensation must be individualized by the Board of Directors, pursuant to clauses 25 and 26, subsection (viii), of the Company's bylaws. Moreover, it was also approved by the same shareholders, for the financial year of 2018 the amount of R$ 1,030,104.00 (one million, thirty thousand, one hundred and four reais) concerning the compensation to the Fiscal Council’s members, in compliance with the provision of article 162, §3, of LSA; therefore, totaling a global compensation to the Fiscal Council and Board of Directors in the amount of R$ 73,540,795.61 (seventy-three million, five hundred and forty thousand, seven hundred and ninety-five reais and sixty-one centavos). 8.1.7. RE-RATIFICATION OF THE COMPENSATION AMOUNT OF DIRECTORS OF 2017: it was approved by unanimous vote of the shareholders present, holders of common shares, registered the abstentions, according to the voting map presented in Exhibit I hereto, the re-ratification of the annual and global compensation of Directors approved for the financial year ended on December 31, 2017, in the additional amount of R$ 741,548.57 (seven hundred and forty-one thousand, five hundred and forty-eight reais and seven cents), resulting from the compensation of the amounts overpaid to the counsels in the fiscal year of 2017, with what has been underpaid for the Statutory Management in the same year of 2017. 8.2. EXTRAORDINARY GENERAL MEETING: 8.2.1. AMENDMENT OF CLAUSE 4 OF THE COMPANY'S BYLAWS: it was approved by a unanimous vote of the shareholders of common shares, registered the abstentions, according to the voting map presented in Exhibit I hereto, the amendment of clause 4 of the Company's bylaws to update the social capital as a result of the voluntary conversion of shares carried out by minority shareholders of class “B” preferred shares in class “A” preferred shares, under the terms of clause 6, Paragraph 3, of the Company's bylaws, being converted 78,000 (seventy eight thousand) class “B” preferred shares in 39,000 (thirty-nine thousand) class “A” preferred shares. As a result of this resolution, the main section of clause 4 of the Company’s bylaws shall become effective with the following new wording: “Clause 4 -The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty centavos (BRL 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and eighteen thousand, six hundred and four (797,218,604) shares, of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares; three hundred and forty-five million, fourty nine thousand, six hundred and twenty-two (345,049,622) are class “A” preferred shares; and five hundred thousand, three hundred and thirty (500,330) are class “B” preferred shares.” 8.2.2. INSERTION OF PARAGRAPHS 1, 2 and 3 IN CLAUSE 18 OF THE COMPANY'S BYLAWS: it was approved by a unanimous vote of the shareholders of common shares, registered the abstentions, according to the voting map presented in Exhibit I hereto, the insertion of the paragraphs 1, 2 and 3 in clause 18 of the Company's bylaws to provide a minimum percentage of 20% (twenty percent) of independent members of the Company's Board of

Directors. As a result of this resolution, clause 18 of the Company’s Bylaws shall become effective with the following new wording: “Clause 18 – The Company's Board of Directors shall composed of eleven (11) members and their respective alternates, whether shareholders or not, resident in Brazil or abroad, elected and removable at any time by the General Meeting. Paragraph 1 – At least twenty percent (20%) of the members of the Board of Directors shall be independent directors, in accordance with the definition contained in the Company's policies. Paragraph 2 – When, by virtue of compliance with the percentage referred to in Paragraph 1 above, the result is a fractional number of directors, there shall be made a rounding up to the subsequent whole number. Paragraph 3 – The directors elected by separate vote shall be considered independent.” 8.2.3. INSERTION OF CHAPTER ON CONFORMITY IN THE COMPANY'S BYLAWS: it was approved by a unanimous vote of the shareholders of common shares, registered the abstentions, according to the voting map presented in Exhibit I hereto, the insertion of a new Chapter VII in the Company's bylaws, providing for the establishment of a permanent Compliance Committee composed of at least three (03) independent members of the Board of Directors, indicated by this board itself, under the terms of internal rules to be created in a timely manner and the formalization of the presence of a compliance department in the Company. As a result of this resolution, clauses 29 and 30 of the Company’s Bylaws shall become effective with the following new wording, respectively: “Clause 29 – The Company will have a permanent Compliance Committee, composed of at least, three (3) independent members of the Company's Board of Directors, indicated by the Board itself, in accordance with the Internal Rules of the Committee" and "Clause 30 – The Company must deploy and maintain an area dedicated to the activities of compliance, which will be led by an integral part of high hierarchy. Such member will report directly to the Compliance Committee and said member will not be subordinated or connected to any other area or any other Officer of the Company, and said member will have the powers required to ensure the fulfillment of his/her function in an independent manner.” Additionally, due to the deliberation approved in this item 8.2.3, the other articles of the Company's Bylaws were renumbered to suit the insertion of the chapter on compliance. 9. CLOSING: Pursuant to article 30, § 4º, of IN CVM 480, the total number of approvals obtained with regards to each item of the agenda is indicated the voting map presented in Exhibit I hereto, that shall be considered an integral part of these Meetings. With no further matters to be discussed, the Annual and Extraordinary General Meeting was ended, these Minutes were drawn up, which, after read, discussed and found to be in order, were signed by all of those in attendance, being authorized by the present herein the summary drafting of these Meetings, as well as its publishing without the signature of the attending shareholders, under the terms of article 130 of LSA. 10. SIGNATURES: Presiding Board: Ms. Paula Cristina Penteado Magalhães Azevedo, as Chairman; and Ms. Alessandra Ordunha Araripe, as Secretary. Company Administrator available for clarification: Mr. Marcelo Arantes de Carvalho, representative of the Company's management. Representative of KPMG Auditores Independentes: Ms. Samara Rosa de Freitas Carvalho. Member of the Company’s Fiscal Board: Mr. Ismael Campos de Abreu. Shareholders: ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A. (by Mr. LAURO AUGUSTO PASSOS NOVIS FILHO), ODEBRECHT S.A. (by Mr. LAURO AUGUSTO PASSOS NOVIS FILHO), PETRÓLEO BRASILEIRO S/A – PETROBRAS (by Mr. Eduardo Belotti Paes de Figueiredo), GERACAO FUTURO L.PAR FUNDO DE INVESTIMENTO EM ACOES, REGINA NIETO MOTIA GUEREKMEZIAN, HAGOP GUEREKMEZIAN FILHO, KAROLINE GUEREKMEZIAN, KATHLEEN NIETO GUEREKMEZIAN, HAGOP GUEREKMEZIAN, ALASKA BLACK MASTER FIA- BDR NÍVEL I, ALASKA RANGE FIM, ALASKA BLACK INSTITUCIONAL FIA, MILES ACER LONG BIAS MASTER FDO DE INVESTIMENTO MULTIMERCADO, MILES VIRTUS MASTER FIA (by Mr. André Eduardo Dantas), SOJITZ CORPORATION, MARIA

CRISTINA SAMPAIO PAGANO, JOSÉ CLAUDIO PAGANO (by Mr. Marcos Seiiti Abe), BUREAU OF LABOR FUNDS-LABOR INSURANCE FUND, BUREAU OF LABOR FUNDS-LABOR INSURANCE FUND, BUREAU OF LABOR FUNDS-LABOR PENSION FUND, FIDELITY ADVISOR SERIES I: FIDELITY ADVISOR BALANCED FUND, FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FIDELITY MATERIALS CENTRAL FUND, FIDELITY FUNDS - LATIN AMERICA FUND, FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND, FORSTA AP-FONDEN, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, MISSOURI EDUCATION PENSION TRUST, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND, NVIT EMERGING MARKETS FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN, STICHTING PENSIOENFONDS VOOR HUISARTSEN, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST, VARIABLE INSURANCE PRODUCTS FUND III: BALANCED PORTFOLIO, THE BANK OF NEW YORK ADR DEPARTMENT (by Mr. Cesar Ximenes), ACADIAN EMEMRGING MARKETS EQUITY FUND; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO; ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF; ALASKA PERMANENT FUND; ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S; ALLIANZ GLOBAL INVESTORS GMBH. FOR ALLIANZ EMER MK EQU DIVID; AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND; AMERICAN HEART ASSOCIATION, INC.; AMERICAN HONDA MASTER RETIREMENT TRUST; AMSP PREVIDENCIA FUNDO DE INVESTIMENTO MULTIMERCADO; AQR R.C. EMERGING EQUITY FUND, L.P.; AQUILA EMERGING MARKETS FUND; ARGUCIA QUARK FUNDO DE INVESTIMENTO MULTIMERCADO; ARIZONA PSPRS TRUST; ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I; ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L; ARROWSTREET COLLECTIVE INVESTMENT TRUST; ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND; ARROWSTREET GLOBAL EQUITY FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND; ARROWSTREET MULTI-STRATEGY UMBRELLA PLC - ARROWSTREET ACWI E; ARROWSTREET MULTI-STRATEGY UMBRELLA PLC - ARROWSTREET EMFIII; ARROWSTREET US GROUP TRUST; ASCENSION ALPHA FUND, LLC; ASCENSION HEALTH MASTER PENSION TRUST; AUSTRALIA P.SUPERANNUATION SCHEME; AXA ROSENBERG EQUITY ALPHA TRUST; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BERESFORD FUNDS PUBLIC LIMITED COMPANY; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK GLOBAL INDEX FUNDS; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; BLACKROCK STRATEGIC FUNDS -

BLACKROCK SYSTEMATIC GLOBAL E F; BMO MSCI EMERGING MARKETS INDEX ETF; BNY MELLON TR & DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK); BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; BOC PENSION INVESTMENT FUND; BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CAUSEWAY EMERGING MARKETS FUND; CAUSEWAY EMERGING MARKETS GROUP TRUST; CAUSEWAY FUNDS PLC; CAUSEWAY INTERNATIONAL OPPORTUNITIES FUND; CAUSEWAY INTERNATIONAL OPPORTUNITIES GROUP TRUST; CENTURYLINK, INC. DEFINED CONTRIBUTION PLAN MASTER TRUST; CF DV EMERGING MARKETS STOCK INDEX FUND; CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND; CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD; CITITRUST LIMITED AS TRUSTEE OF BLACKROCK PREMIER FUNDS - BL; CITY OF NEW YORK DEFERRED COMPENSATION PLAN; CLARITAS ACOES FUNDO DE INVESTIMENTO EM ACOES; CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO; CLARITAS TOTAL RETURN MASTER FIM; COLONIAL FIRST STATE INVESTMENT FUND 50; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; DESJARDINS EMERGING MARKETS MULTIFACTOR - CONTROLLED VOLATIL; DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FACTOR ETF; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DIGNITY HEALTH; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EMERGING MARKETS EQUITY ESG SCREENED FUND B; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS OPPORTUNITIES LR FUND; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII; EUROPEAN CENTRAL BANK; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; FIDELITY PURITAN TRUST F B FUND; FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL  INTE INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIDELITY SELECT PORTFOLIOS CHEMICAL PORTFOLIO; FIDELITY SELECT PORTFOLIOS: MATERIALS; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; FRANCISCAN ALLIANCE, INC.; FRANCISCAN ALLIANCE, INC. MASTER PENSION TRUST; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; FRIENDS LIFE LIMITED; FUNDAMENTAL LOW V I E M EQUITY; FUTURE FUND BOARD OF GUARDIANS; GAM STAR FUND PLC; GLOBAL ALPHA TILTS FUND B; GLOBAL EX-US ALPHA TILTS FUND; GLOBAL EX-US ALPHA TILTS FUND B; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND; GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; GMO M R FD(ONSH) A S O GMO M PORTIFOLIOS (ONSHORE), L.P.; GMO

TAX-MANAGED GLOBAL BALANCED PORTFOLIO A S O GMO M P O LP; GMO TRUST ON BEHALF O GMO TAX M I E FUND; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF; GOLDMAN SACHS GIVI GLOBAL EQUITY - GROWTH M TILT PORTFOLIO; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO; HEWLETT-PACKARD COMPANY MASTER TRUST; HP INVEST COMMON CONTRACTUAL FUND; IBM 401 (K) PLUS PLAN; IBM DIVERSIFIED GLOBAL EQUITY FUND; ILLINOIS MUNICIPAL RETIREMENT FUND; INTERNATIONAL EQUITY FUND; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; INTERNATIONAL MONETARY FUND; INVESCO FUNDS; INVESCO LOW VOLATILITY EMERGING MARKETS FUND; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; IRISH LIFE ASSURANCE PLC; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRAZIL UCITS ETF USD (ACC); ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; ISHARES PUBLIC LIMITED COMPANY; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; JULIUS BAER MULTISTOCK SICAV; K INVESTMENTS SH LIMITED; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; KIEGER FUND I - KIEGER GLOBAL EQUITY FUND; LAZARD ASSET MANAGEMENT LLC; LAZARD EMERGING MARKETS CORE EQUITY PORTFOLIO; LAZARD EMERGING MARKETS CORE EQUITY TRUST; LAZARD GLOBAL ACTIVE FUNDS, PLC; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST EM MKTS FD; MANAGED PENSION FUNDS LIMITED; MERCER QIF FUND PLC; METALLRENTE FONDS PORTFOLIO; MICROSOFT GLOBAL FINANCE; MSCI ACWI EX-U.S. IMI INDEX FUND B2; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NORGES BANK; NORTHERN TRUST LUX MAN COMP SA IN R OF SCH INT S R F FCP-SIF; OHIO POLICE AND FIRE PENSION FUND; OLD WESTBURY LARGE CAP STRATEGIES FUND; OLD WESTBURY STRATEGICOPPORTUNITIES FUND; OPPENHEIMER EMERGING MARKETS REVENUE ETF; OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD.; PARAMETRIC EMERGING MARKETS FUND; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; PERPETUAL T S L AS R E F P G D ASSET ALLOCATION FUND; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; PIMCO EQUITY SERIES:PIMCO RAE FUNDAMENTAL EMERGING MARKETS F; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; PIMCO RAE FUNDAMENTAL EMERGING MARKETS FUND LLC; PINEBRIDGE DYNAMIC ASSET ALLOCATION FUND; PINEBRIDGE GLOBAL DYNAMICASSET ALLOCATION FUND; POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF; POWERSHARES PUREBETA FTSE EMERGING MARKETS PORTFOLIO; POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO; PUBLIC

EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC SECTOR PENSION INVESTMENT BOARD; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; SCHLUMBERGER GROUP TRUST AGREEMENT; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; SPDR MSCI ACWI EX-US ETF; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; SSGA EMERGING MARKETS FUND; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; SSGA SPDR ETFS EUROPE I PLC; ST STR RUSSELL FUND GL EX-U.S. INDEX NON-LEND COMMON TR FD; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF WISCONSIN INVT. BOARD MASTER TRUST; STATE ST B AND T C INV F F T E RETIR PLANS; STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD; STATE STREET ALL COUNTRY WORLD EX-US A NON-LEN C T F; STATE STREET EMERGING M A S L QIB COMMON TRUST FUND; STATE STREET EMERGING MARKETS E N-L C TRUST FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EE ME FD; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EMSEF; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; STATE STREET IRELAND UNIT TRUST; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; STICHTING DELA DEPOSITARY & MANAGEMENT; STICHTING PGGM DEPOSITARY; SUNAMERICA SPECIALTY SERIES AIG INCOME EXPLORER FUND; SUNSUPER SUPERANNUATION FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS  RETIREMENT SYSTEM OF OKLAHOMA; TEXAS MUNICIPAL RETIREMENT SYSTEM; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE STATE OF CONNECTICUT COMBINED INVEST.FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE TEXAS EDUCATION AGENCY; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; TRUST & CUSTODY SERVICES BANK, LTD. RE: DIAM BRICS EQUITY MF; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; TYCO ELETRONICS RETIREMENT SAVINGS INVESTMENT PLAN TRUST; UAW RETIREE MEDICAL BENEFITS TRUST; UPS GROUP TRUST; UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; VANGUARD EMERGING MARKETS SELECT STOCK FUND; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; VARIABLE INS. PROD F II: CONTRAFUND PORTF; VARIABLE INSURANCE PRODUCTS FUND IV: MATERIALS PORTFOLIO; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; VICTORIAN FUNDS MAN C A T F V E M T; VIRGINIA RETIREMENT SYSTEM; VIRTUS GLOVISTA EMERGING MARKETS ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; X-

TRACKERS MSCI BRAZIL HEDGED EQUITY ETF (votes submitted via Distance Voting Ballots)

THE ABOVE MATCHES THE ORIGINAL RECORDED IN THE PROPER BOOK.

Camaçari/BA, April 30, 2018.

PRESIDING BOARD:

_______________________________ Paula C. P. Magalhães Azevedo Chairwoman	_______________________________ Alessandra Ordunha Araripe Secretary

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 30, 2018

EXHIBIT I

VOTING MAP

Matters on the Agenda of the Annual and Extraordinary Meeting

held on April 30, 2018

(Resolutions)

Description of Resolution		Vote	Number of shares		(%) of the Capital Stock in Attendance*	(%) of the Total Number of Common Shares in attendance	(%) of the Total Number of Preferred Shares in attendance
			(ON)(1)	(PN)(2)
Resolve on the Management Report and the respective Management account and Company´s Financial Statements, including the Notes to financial statements, for the fiscal year ended on December 31, 2017, along with the Report of the Independent Auditors and the Report of the Fiscal Board.		Approvals	446,616,437	-	64.2%	99.0%	-
		Rejections	0	-	0%	0%	-
		Abstentions	3,300	-	0.0%	0.0%	-
Resolve on the approval of the Company's Capital Budget for the fiscal year of 2018, with a term of 01 (one) year, in the amount of R$ 3,385,387,000.00 (three billion, three hundred and eighty-five million, three hundred and eighty-seven thousand reais).		Approvals	446,616,437	-	64.2%	99.0%	-
		Rejections	0	-	0%	0%	-
		Abstentions	3,300	-	0.0%	0.0%	-

Resolve that the Company's Net Profit of the fiscal year ended on December 31, 2017, in the amount of R$ 4,082,990,194.70, have the following destination: (i) establishment of Legal Reserve, in the amount of R$ 204,149,509.73; (ii) establishment of Tax Incentive Reserve, in the amount of R$ 71,744,740.20; (iii) distribution of Dividends, in the amount of R$ 2,500,000,000.00, which corresponds to 61% of Adjusted Net Profit of the fiscal year, corresponding to: (iii.1) R$ 1,419,348,861.07, corresponding to R$ 3.14245599021 per common share; (iii.2) R$ 1,080,300,523.12, corresponding to R$ 3.14245599021 per class “A” preferred share; (iii.3) the amount of R$ 350,615.81, corresponding to R$ 0.60625562100 per class “B” preferred share; and (iii.4) R$ 6.28491198042 per American Depositary Receipts (ADR), being certain that: (a) "Anticipated Dividends" in the amount of R$ 1,000,000,000.00 paid on December 12, 2017; and (b) "Additional Dividends", in the amount of R$ 1,500,000,000.00 as follows: the amount of R$ 851,728,768.47, corresponding to R$ 1.88573806195828 per common share; the amount of R$ 648,271,231.53, corresponding to R$ 1.88573806195828 per class “A” preferred share; The payment of the dividends referred to in item 8.1.3.(iii.b) of the minutes (“Additional Dividends”), will be carried out as of May 10, 2018, pursuant to the Notice to Shareholders that will be published on a timely manner by the Company, and the Company shares will be traded “ex-dividends” as of May 2, 2018; and (iv) the remaining balance of the Net Profit for the fiscal year, in the amount of R$ 1,335,388,147.00, plus any other transactions directly recorded in the shareholder’s equity, and the realization of additional indexation of fixed assets of R$ 27,809,952.35 and of prescribed dividends of R$ 482,249.92 will be transferred to the Profit Retention Reserve account, based on the Capital Budget for the fiscal year of 2018, drawn up under the terms of article 196 of LSA and approved as described in item 8.1.2 of the minutes.

		Approvals	446,616,437	-	64.2%	99.0%	-
		Rejections	0	-	0.0%	0%	-
		Abstentions	3,300	-	0.0%	0.0%	-
Election of candidates to the Board of Directors (by separate election referred to in Article 141, paragraph 4, "II", of LSA)[1]		-	-	-		-
Election of candidates to the Board of Directors (by separate election referred to in Article 141, paragraph 5, "II", of LSA)[2]		-	-	-	-	-	-
Election of the candidates to the Board of Directors by single group of candidates

Rodrigo José de Pontes Seabra Monteiro Salles (Effective Member) / André Amaro da Silveira (Alternate Member)

João Cox Neto (Effective Member) / Marcelo Mancini Stella (Alternate Member)

Luiz de Mendonça (Effective Member) / Mauro Motta Figueira (Alternate Member)

Gesner José de Oliveira Filho (Effective Member) / Ticiana Vaz Sampaio Marianetti (Alternate Member)

Marcelo Moses de Oliveira Lyrio (Effective Member) / José de Freitas Mascarenhas (Alternate Member)

Pedro Oliva Marcilio de Sousa (Effective Member) / Susan Barrio de Siqueira Campos (Alternate Member)

Carla Gouveia Barreto (Effective Member) / Sergio França Leão (Alternate Member)

João Carlos Trigo de Loureiro (Effective Member) / Paulo Cezar Fernandes da Silva (Alternate Member)

Ernani Filgueiras de Carvalho (Effective Member) / Arão Dias Tisser (Alternate Member)

Edson Chil Nobre (Effective Member)

Marcus Vinícius de Oliveira (Effective Member)

		Approvals	446,616,437	-	64.2%	99.0%	-
		Rejections	0	-	0.0%	0.0%	-
		Abstentions	3,300	-	0.0%	0.0%	-
Indication of the Chairman and Vice Chairman of the Company’s Board of Directors: Proposal: Marcelo Moses de Oliveira Lyrio (Chairman) / Ernani Filgueiras de Carvalho (Vice-Chairman)		Approvals	446,616,437	-	64.2%	99.0%	-
		Rejections	0	-	0.0%	0.0%	-
		Abstentions	3,300	-	0.0%	0.0%	-
Election of candidates to the Fiscal Board (by separate election referred to in Article 161, paragraph 4, item "a", of LSA for preferred shares)	Marcelo Gasparino da Silva (Effective Member) / Charles Renne Lebarbenchon (Alternate Member)	Approvals	-	5,309,785	0.8%	-	2.2%
		Rejections	-	0	0.0%		0.0%
		Abstentions	-	0	0.0%		0.0%

Election of the candidates to Fiscal Board (by single group of candidates)	Ismael Campos de Abreu (Effective Member) / Ivan Silva Duarte (Alternate Member) Gilberto Braga (Effective Member) / Tatiana Macedo Costa Rego Tourinho (Alternate Member) Carlos Alberto Rechelo Neto (Effective Member) / Alexandre Antonio Germano Bittencourt (Alternate Member) Cristiano Gadelha Vidal Effective Acting Member) / Bruno Carvalho Baruqui (Alternate Member)	Approvals	226,334,623	-	32.6%	50.2%	-
		Rejections	0	-	0.0%	0.0%	-
		Abstentions	212,430,252	-	30.6%	47.1%	-
Resolve on the annual and global Management and Fiscal Board compensation for the fiscal year to end on December 31, 2018, in the total global amount of R$ 72,510,691.61, related to the overall Management compensation, which includes fixed and variable fees and respective social charges recognized in the Company´s financial statements and applicable benefits, and which must be individualized by the Board of Directors, and the amount of R$ 1,030,104,00, related to the Fiscal Board compensation.		Approvals	446,616,437	-	64.2%	99.0%	-
		Rejections	0	-	0.0%	0.0%	-
		Abstentions	3,300	-	0.0%	0.0%	-
Resolve on the amendment and ratification of the management compensation amount approved for the fiscal year ended on December 31, 2017, in the additional amount of R$ 741,548.57, resulting from the offsetting compensation amount overpaid to the Directors in the fiscal year of 2017, against what was underpaid to the Executive Office in the same fiscal year of 2017.		Approvals	446,616,437	-	64.2%	99.0%	-
		Rejections	0	-	0.0%	0.0%	-
		Abstentions	3,300	-	0.0%	0.0%	-
Resolve on the amendment of article 4 of the Company's Bylaws due to conversion of shares exercised by minority shareholders of class "B" preferred shares.		Approvals	443,611,737	-	63.8%	98.4%	-
		Rejections	0	-	0.0%	0.0%	-
		Abstentions	3,008,000	-	0.4%	0.7%	-
Resolve on the inclusion of paragraphs 1, 2 and 3 in article 18 of the Company's Bylaws, to predict a minimum percentage of 20% of independent members of the Board of Directors.		Approvals	446,619,737	-	64.2%	99.0%	-
		Rejections	0	-	0.0%	0.0%	-
		Abstentions	0	-	0.0%	0.0%	-
Resolve on the amendment of the Company´s Bylaws for the inclusion of a Compliance chapter, providing for the creation of a statutory Compliance Committee and the formalization of the existence of a compliance department in the Company		Approvals	446,619,737	-	64.2%	99.0%	-
		Rejections	0	-	0.0%	0.0%	-
		Abstentions	0	-	0.0%	0.0%	-

1 Request impaired, since, according to item 8.1.4 (i) of the minutes, the quorum required for such separate election was not reached.

2 Request impaired, since, according to item 8.1.4 (i) of the minutes, the quorum required for such separate election was not reached.

* It does not consider shares held in treasury.

(1) ON shares are common shares issued by the Company.

(2) PN Shares are preferred shares of class A and B issued by the Company, which have the right to vote only and exclusively for separate election of the Board of Directors, under the terms of article 141, paragraph 4, item "II", of LSA, and the Fiscal Board, under the terms of article 161, paragraph 4, item "a", of LSA.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.